UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: March 27, 2024

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events.

In the previously reported proceeding commenced by a minority shareholder against the Registrant before the Enterprise Chamber of the Amsterdam Court of Appeal in the Netherlands, the Enterprise Chamber, by judgment dated March 25, 2024, dismissed in full the minority shareholders’ request in interim proceedings to order certain immediate measures at the Registrant. The hearing of the main proceedings is scheduled for mid-September.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

/S/ Alon Raich
Alon Raich, Managing Director & Chief Financial Officer

Dated March 27, 2024